SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
10 December 2014

BP presents Upstream strategy to investors

Also expects $1 billion in Group-wide
restructuring charges over coming year

BP will today present to investors its strategy and plans to the end of the decade and beyond for its Upstream oil and gas business.

The day-long presentation, led by BP's Upstream chief executive Lamar McKay, will provide an in-depth and detailed account of how BP is managing its Upstream business and its distinctive strategy for the long term. The presentation will also review the macro-environment and the context of recent developments in oil prices.

McKay and senior members of his upstream management team will share further insights into the depth and quality of the Group's resource base and investment portfolio, which underpin BP's long-term value proposition through the changes in the price environment.
"Although the current environment is challenging, BP is well-positioned to respond and manage our Upstream business for the long term," said Lamar McKay. "We expect to see growth from our conventional and deepwater assets and an increasing contribution from gas. And we also have a quality pipeline of opportunities that we believe are capable of extending underlying growth well beyond 2020. Our focus throughout will remain firmly on safe operations, execution efficiency and greater plant reliability."

BP also said today that, as part of its wider ongoing Group-wide programme to simplify across its Upstream and Downstream activities and corporate functions, it expects to incur non-operating restructuring charges of circa $1 billion in total over the next five quarters, including the current quarter. Details of these charges and further guidance on the programme are expected to be given with each quarter's results.

Group Chief Executive Bob Dudley said: "We have already been working very hard over these past 18 months or so to right-size our organisation as a result of completing more than $43 billion of divestments. We are clearly a more focused business now and, without diverting our attention from safety and reliability, our goal is to make BP even stronger and more competitive.

"The simplification work we have already done is serving us well as we face the tougher external environment. We continue to seek opportunities to eliminate duplication and stop unnecessary activity that is not fully aligned with the group's strategy."

As an integrated group, not all BP's businesses are equally exposed to the oil price. About one third of its Upstream projects around the world are operated under production sharing contracts and it is also investing in high quality gas projects which are typically less sensitive to oil price movements. Importantly, while BP approves projects at $80 a barrel, it also already tests each at $60 a barrel to understand the resilience of the portfolio at a range of prices. It will also continue to consider lower price sets as appropriate.

BP also has a strong balance sheet, with historically low gearing of 15% at the end of the third quarter of 2014, which provides time and flexibility to adjust to changes in the environment.

Across the Group, BP has said it will be looking to pare or re-phase capital expenditure without compromising safety or future growth. In October, BP told investors this could result in reductions of $1 billion to $2 billion in capital expenditure across the Group in 2015 against guidance of $24 billion to $26 billion laid out in March. This will be reviewed further as part of the 2015 plan, recognising the current outlook for oil prices.

When oil prices fall, there is typically deflation in the industry as a whole. Together with its already greater focus on streamlining activity, this would be expected to further help BP align its cost base with its smaller footprint and reduced activity levels.

The Upstream team will today detail the business's track record of delivery as part of the Group's 10-point plan. Amongst the milestones, over the last three years, the Upstream has improved safety and reliability of operations; doubled exploration drilling activity; and rebuilt Gulf of Mexico production. It has also increased the rate of reinvestment; made $32 billion of divestments in the Upstream business alone; and, by year end, also expects to have delivered 15 new upstream projects with average operating cash margins double 2011 average.

Between now and 2020, the Upstream team's focus will be on delivery, through safe and reliable operations, strong execution in the existing base business, and the start-up of a suite of new projects which are expected to be capable of adding over 900,000 barrels of oil equivalent a day of net incremental production to BP's portfolio by 2020. BP will also be progressing opportunities expected to continue to drive underlying growth into the next decade as it builds out its well-established conventional and deepwater oil positions and a distinctive and material portfolio of gas options.

Further enquiries:

BP press office, London +44 (0)207 496 4076, bppress@bp.com

Cautionary Statement:

This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, BP's plans and expectations regarding the impact of and its management of the current and potential future low oil price environment, including statements regarding BP's management of its Upstream business in the long-term; statements regarding underlying growth from conventional and deepwater oil assets and gas assets including the future contributions of these sources to BP's portfolio; statements regarding the capability of BP's pipeline of opportunities to extend underlying growth beyond 2020; statements regarding current and future focus on safe operations, execution efficiency and greater plant reliability; BP's expectations regarding a total of approximately $1 billion in non-operating restructuring charges and the timing of such charges; statements regarding the effect of the completion of the divestment programme on BP's future competitive position; statements regarding plans to continue to eliminate activities which do not align with the group's strategy and the effect of deflation thereon; BP's plans to reduce 2015 capital expenditure by between $1 billion to $2 billion compared to March 2014 guidance; and statements regarding future growth from BP's base business and major project activities, including expectations regarding the additional volume contributions to BP's portfolio by 2020; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing and level of maintenance and/or turnaround activity; the nature, timing and volume of refinery additions and outages; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including court decisions, the types of enforcement action pursued and the nature of remedies sought or imposed; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in BP's Form 6-K for the period ended 30 June 2014.

This press release references financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

This press release uses contains references to non-proved resources and production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 10 December, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary